United States securities and exchange commission logo





                                May 25, 2023

       Benjamin Piggott
       Chief Executive Officer
       EF Hutton Acquisition Corp I
       24 Shipyard Drive, Suite 102
       Hingham, MA 02043

                                                        Re: EF Hutton
Acquisition Corp I
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted April 26,
2023
                                                            CIK No. 0001922858

       Dear Benjamin Piggott:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 filed April 26, 2023

       Market and Industry Data, page ii

   1. We note your disclosure that you obtained some of the market and industry data included in the registration
statement from various third-party sources and that you have not independently verified
data this information. This statement appears to imply a disclaimer of responsibility for
this information in the registration statement. Please either revise this section to remove such
implication or specifically state that you are liable for all information in the
registration statement.
 Benjamin Piggott
FirstName  LastNameBenjamin
EF Hutton Acquisition Corp I Piggott
Comapany
May        NameEF Hutton Acquisition Corp I
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
What are the possible sources and extent of dilution that holders of Public Shares who elect not to redeem their Public Shares..., page 7

2. Please revise the table to clearly quantify, by footnote or otherwise, each source of potential dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Do any EFHAC's directors or officers have interests that may conflict with my interests with respect to the Business Combination, page 10

3. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held including, without limitation, common stock and warrants, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar
disclosure for the company   s
         officers and directors, if material.
4. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5. We note your disclosure on page 54 that "[t]he Sponsor has agreed to forfeit 35% of its founders shares to be used as an incentive for holders to agree not to redeem their Public
         Shares." Please revise to clarify if the founder shares discussed throughout the registration statement reflect this forfeiture.
Summary, page 18

6. Please provide an organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement. Please include the security and percentage of voting interests that each entity/group of shareholders will have in each entity following the business combination.
7. Please revise this section to describe the expected sources and uses of funds in connection with the business combination.
Risk Factors, page 32

8. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.
9. We note your disclosure that you rely heavily on a limited number of suppliers for the materials and services necessary for your operations. If material, please revise to disclose any disruptions you have experienced due to such reliance. Benjamin Piggott
EF Hutton Acquisition Corp I
May 25, 2023
Page 3
10. We note that ECD's Letter of Credit Agreement requires the company to pay to a third
         party an amount equal to 20% of the company   s gross profits for each
vehicle sold during
         the term of the agreement. Please provide risk factor disclosure highlighting the material terms of the agreement. Additionally, please file the Letter of Credit Agreement as an exhibit or tell us why you are not required to do so.
EFHAC will not obtain an opinion from an unaffiliated third party as to the fairness of the
Business Combination to its stockholders., page 45

11. Please revise to disclose the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.
Background of the Business Combination, page 58

12.      We note your disclosure that    [o]n September 13, 2022 Ben Piggott
had an introductory
         call with three of the founders of ECD    and    [o]n September 15,
2022, EFHAC signed a
         non-disclosure agreement with Target A.    Please revise to discuss in
detail the timing of
         your discussions with ECD and the non-disclosure agreement with Target
A. Clearly
         disclose when discussions started. Furthermore, state whether or not discussions related to a business combination with any target occurred prior to the consummation of the SPAC
         IPO.
13. We note your disclosure that on October 13, 2022, EFHAC and Target B signed a non-
         disclosure agreement, at which point "access to Target A's data-room was granted." Please clarify or revise.
EFHAC's Board of Directors' Reasons for the Approval of the Business Combination, page 60

14. Please balance your discussion of the positive factors considered by the board by discussing the negative factors considered by the board when it evaluated the business combination.
Opportunities to fund internal projects with short payback period..., page 61

15. We note your disclosure that "[o]ver the course of our due diligence we identified several
         million dollars    worth of capital projects with rapid paybacks."
Please expand your
         disclosure to discuss the capital projects in detail, quantifying where applicable.
Attractive
FirstNamePre-Money      Valuation...,
            LastNameBenjamin          page 62
                                  Piggott
Comapany
16.         NameEF
       Please         Hutton
               revise to      Acquisition
                         disclose          Corp
                                  the date(s) thatI projected financial
information was provided to
May 25,the2023
           EFHACPage board.
                     3
FirstName LastName
 Benjamin Piggott
FirstName  LastNameBenjamin
EF Hutton Acquisition Corp I Piggott
Comapany
May        NameEF Hutton Acquisition Corp I
     25, 2023
May 25,
Page 4 2023 Page 4
FirstName LastName
17. We note that ECD provided projections to EFHAC through 2026. Additionally, your May
         2023 investor presentation appears to include EBITDA and gross margin projections. In this regard, to the extent management considered or relied upon projections in determining whether to enter into the business combination, please disclose these projections. Revise to fully disclose the material assumptions underlying the projections and the limitations of those projections.
18. So that investors will have a better understanding of the discounted cash flow analysis, please revise to disclose the specific data and assumptions underlying the analysis referenced in the disclosure.
Information About ECD, page 96

19. We note you have entered into an exclusivity agreement with Ampere EV. Please revise to disclose the material terms of the agreement. If material, please file this agreement as an exhibit to the registration statement or tell us why you are not required to do so.
20. With a view toward disclosure, please state the basis, to the extent material, for your belief "that no other builder has the strength and depth of team that we do."
Management's Discussion and Analysis of Financial Condition and Results of Operations of
ECD, page 111

21. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Our Growth Plans, page 112

22. Please disclose the expected cost to build your East Line, quantifying where applicable.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 124

23. Please revise your pro forma balance sheet to show the number of shares authorized, issued, and outstanding on a pro forma basis.
 Benjamin Piggott
FirstName  LastNameBenjamin
EF Hutton Acquisition Corp I Piggott
Comapany
May        NameEF Hutton Acquisition Corp I
     25, 2023
May 25,
Page 5 2023 Page 5
FirstName LastName
24. Within your conditions to closing disclosure on page 20, you indicate that consummation of the merger requires "Parent Closing Cash" to equal or exceed $65 million. Given this condition, please clarify why your pro forma balance sheet presents a "Scenario 2" cash and cash equivalents balance that is less than the $65 million requirement.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 130

25. Although you disclose that your pro forma financial statements were prepared in accordance with the recently amended pro forma guidance, you still include reference on page 130 to the legacy pro forma guidance regarding adjusting for events that are expected to have a continuing impact. Please revise your pro forma financial statements to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments pursuant to Article 11 of Regulation S-X, including those that are not expected to have a continuing impact.
26. We note from your disclosure on page F-31 that ECD Auto Design is a S corporation that is not directly liable for federal income taxes. Considering it appears that the post-merger entity will be subject to federal income taxes, please tell us why you have not made any pro forma adjustments related to income taxes. Also see SAB Topic 4:B. Conflicts of Interest, page 137

27. Please revise to disclose how the board considered the conflicts of interest discussed in this section when negotiating and recommending the business combination.
28. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Directors and Executive Officers of the Combined Company After the Business Combination, page 141

29. With respect to each person who will serve as a director or an executive officer of the
         Combined Company, please revise to provide the compensation information required by Item 402 of Regulation S-K.
30. Please describe the business experience of each director and officer during the past five years. Refer to Item 401(e)(1) of Regulation S-K.
Financial Statements - Humble Imports, Inc. d/b/a ECD Auto Design
6. Lease, page F-33

31.      We note your disclosure    what about lease for ECD UK?    on page
F-34. Please remove
         this inadvertent statement and confirm that your financial statements and related disclosures, including the lease maturity table, reflects the leases of ECD UK. In addition, populate the missing square footage related to the ECD UK lease on page 106.
 Benjamin Piggott
FirstName  LastNameBenjamin
EF Hutton Acquisition Corp I Piggott
Comapany
May        NameEF Hutton Acquisition Corp I
     25, 2023
May 25,
Page 6 2023 Page 6
FirstName LastName
Exhibits

32. Please file your Kissimmee, Florida lease agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so. General

33. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
34. We note that you intend that the merger will qualify as a "reorganization" within the meaning of Section 368(a). Please file an opinion of counsel regarding the tax consequences of the transaction and the redemption. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use
            should    rather than    will,    but counsel providing the opinion
must explain why it cannot
         give a    will    opinion and describe the degree of uncertainty in
the opinion. Refer to
         Sections III.B and C of Staff Legal Bulletin 19.
35. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western
              China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
 Benjamin Piggott
EF Hutton Acquisition Corp I
May 25, 2023
Page 7
               be unable to supply products due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
36. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
37. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.
38. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemption and identify and material resulting risks.
39. Please highlight the material risks to public warrant holders, including those arising from differences between public and private warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrant. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
40. Please tell us whether the sponsor will receive additional securities pursuant to an anti-
         dilution adjustment based on the company's additional financing activities. If so, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
41. We note certain shareholders have agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for this agreement.
42. We note that EF Hutton was an underwriter for the initial public offering of the SPAC.
       Please tell us, with a view towards disclosure, whether you have received notice from the any of the underwriters for the SPAC's initial public offering about them ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to the underwriters for the SPAC's initial public offering.
FirstName LastNameBenjamin Piggott
43. Please revise to provide a description of the role of the EFHAC's financial advisor in the
Comapany   NameEF
       de-SPAC        Hutton Acquisition
                  transaction. Please also Corp
                                           reviseI to quantify the compensation
paid to EF Hutton,
May 25,as2023
          EFHAC   s
               Page 7financial advisor, or tell us why you are not required to do so.
FirstName LastName
 Benjamin Piggott
FirstName  LastNameBenjamin
EF Hutton Acquisition Corp I Piggott
Comapany
May        NameEF Hutton Acquisition Corp I
     25, 2023
May 25,
Page 8 2023 Page 8
FirstName LastName
44. We note that certain of the underwriters of your IPO performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination.
       You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing